UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

20 November 2003

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Company Contact:
    Blue Square-Israel Ltd.
    Emanuel Avner, CFO
    Toll-free telephone from US and Canada: 888-572-4698
    Telephone from rest of world: 972-3-928-2220
    Fax: 972-3-928-2299
Email: finance@coop.co.il

BLUE SQUARE – ISRAEL LTD. ANNOUNCES RESULTS FOR THE
THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2003

— 4.2% Operating Margin in the Third Quarter Despite Lower Revenues —

ROSH HA’AYIN, Israel – November 20, 2003 — Blue Square-Israel Ltd. (NYSE: BSI) today announced results for the third quarter and nine months ended September 30, 2003.

Results for the Third Quarter
Revenues: The Company’s revenues for the third quarter of 2003 were NIS 1,344.5 million(a) (US $302.7 million)(b), a decrease of 2.5% compared to NIS 1,379.3 million in the third quarter of 2002. The reduction reflects the ongoing recession in Israel and increasing competition.

Gross Profit: The Company’s gross profit for the third quarter of 2003 was NIS 358.8 million (US $80.8 million) compared to NIS 373.9 million in the third quarter of 2002. Gross margin for the quarter decreased to 26.7% for the period from 27.1% in the third quarter of 2002, reflecting the higher proportion of hard-discount sales in the Company’s overall sales mix. The reduction in gross profit was mitigated by the effect of the CPI on the Company’s opening inventory. The CPI declined by 1.0% in the third quarter of 2003, but increased by 0.65% in the third quarter of 2002. In general, a rise in the CPI erodes gross profit, while a decline in the CPI improves gross profit.

Selling, General, and Administrative Expenses: The Company’s selling, general, and administrative expenses for the third quarter of 2003 declined by 5.3% to NIS 302.1 million (US $68.0 million) from NIS 318.9 million in the third quarter of 2002. The decline in these expenses is due to the efficiency program and a decrease in depreciation as a result of the write-down of fixed assets at the end of last year, offset by increases in credit card charges and electricity costs.

Operating Income: Despite reduced revenues and gross profit, the Company recorded a 3.0% increase in operating income for the third quarter, reaching NIS 56.7 million (US $12.8 million) compared to NIS 55.1 million in the third quarter of 2002. Operating margin for the quarter rose to 4.2% from 4.0% in the third quarter of 2002. The improved profitability confirms the strategic importance of the Company’s cost-cutting program.

Financing Expenses: The Company recorded financing expenses of NIS 14.1 million (US $3.2 million) in the third quarter of 2003 compared to NIS 2.0 million in the comparable period of 2002. This reflects the difference between the CPI change for the two periods, as explained above. In general, an increase in the CPI decreases financing expenses while a decline in the CPI increases financing expenses.

Other Expenses: Other expenses (net) for the third quarter of 2003 were NIS 64 million (US $14.4 million), compared to NIS 2.7 million for the third quarter of 2002. Other expenses for the third quarter of 2003 include a provision of approximately NIS 38 million (US $8.6) taken in respect of the planned dismissal of approximately 250 employees, and a provision of NIS 23.5 million (US $5.3) taken in respect of impairment of fixed assets related to the planned closure of unprofitable stores.

Net Loss: Including the one-time provisions explained above, the Company’s net loss for the third quarter of 2003 was NIS 17.2 million (US $3.9 million), or NIS 0.45 per ADS (US $0.10), compared to net income of NIS 24.8 million, or NIS 0.65 per ADS, for the comparable period of 2002. Excluding the one-time provisions for employee layoffs and fixed asset impairment as explained above, which amounted to NIS 36.6 million (US $8.2 million) after taxes and minority interest, net income for the third quarter of 2003 would have been NIS 19.4 million (US $4.4 million), or NIS 0.48 per ADS (US $0.11).

Other Operating Data: The Company’s Same Store Sales for the quarter declined by 9.9%, reflecting the factors mentioned above, including the recession, competition, and the effect of hard discount stores opened by the Company and its competitors. During the third quarter of 2003, the Company closed three stores and opened four, resulting in a net addition of 13,900 square meters. The fact that revenues per employee increased by 5.1% during a period of sales decline illustrates the success of the Company’s streamlining measures. EBITDA for the quarter, excluding the one-time provision described above, was NIS 93 million (US $20.9 million) with an EBITDA margin of 6.9%, compared to EBITDA of NIS 93 million in the third quarter of 2002, with an EBITDA margin of 6.7%.

Results for the Nine Months
Revenues: The Company’s revenues for the first nine months of 2003 were NIS 3,890.3 million (US $876.0 million), a decrease of 6.5% compared to NIS 4,159.3 million in the first nine months of 2002. The Company’s revenues for the period reflected the recession and competition, as described above.

Gross Profit: The Company’s gross profit for the first nine months of 2003 was NIS 1,035.7 million (US $233.2 million) compared to NIS 1,119.2 million for the comparable period of 2002. Gross margin for the period decreased slightly to 26.6% from 26.9% in the first nine months of 2002, reflecting the rising proportion of discount sales and competition. The reduction in gross profit was mitigated by the effect of the CPI on the Company’s opening inventory. The CPI declined by 1.5% in the first nine months of 2003, but increased by 6.99% in the first nine months of 2002. In general, a rise in the CPI erodes gross profit, while a decline in the CPI improves gross profit.

Selling, General, and Administrative Expenses: The Company’s selling, general, and administrative expenses for the first nine months of 2003 declined by 5.1% to NIS 897.0 million (US $202.0 million) from NIS 944.8 million in the first nine months of 2002. The decline is due to the efficiency program and a decrease in depreciation as a result of the write-down of fixed assets at the end of last year, mitigated by increases in credit card charges and electricity costs.

Operating Income: The Company’s operating income for the first nine months of 2003 was NIS 138.8 million (US $31.2 million) compared to NIS 174.5 million in the first nine months of 2002. Operating margins for the period were 3.6% compared to 4.2% for the first nine months of 2002. The decline reflects the decrease in sales during the period, partially moderated by a reduction in Selling, General, and Administrative expenses.

Financing Expenses: The Company recorded financing expenses of NIS 32.9 million (US $7.4 million) in the first nine months of 2003, compared to financing income of NIS 28.6 million in the first nine months of 2002. This reflects the substantial difference in the CPI for the two periods. In the first nine months of 2003, the CPI declined by 1.5%, resulting in financial expenses, while in the first nine months of 2002, it increased by 6.99%, resulting in financial income.

Other Expenses: Other expenses for the first nine months of 2003 were NIS 134.5 million (US $30.3 million), including the abovementioned provisions related to planned lay-offs and store closures. It also includes a one-time expense of NIS 64.4 million before taxes (US $14.5 million) recorded in the second quarter related to agreements reached between the Company and its employees after the change in the Company’s control. In the first nine months of 2002, other expenses totaled NIS 7.8 million.

Net Income/Loss: For the first nine months of 2003, the Company recorded a net loss of NIS 29.5 million (US $6.7 million), or NIS 0.77 per ADS (US $0.17), compared to net income of NIS 105.0 million, or NIS 2.73 per ADS, for the comparable period of 2002. Excluding the one-time provisions and charge explained above, which amounted to NIS 75.6 million (US $17.0 million) after taxes and minority interest, the Company would have recorded net income of NIS 46.1 million (US $10.4 million), or NIS 1.18 per ADS (US $0.27), for the first nine months of 2003.

Other Operating Data: The Company’s Same Store Sales for the first nine months declined by 12.4%. During the first nine months of 2003, the Company closed 15 stores and opened 5, resulting in a net addition of 3,100 square meters. EBITDA for the period, excluding the one–time provision described above, was NIS 244 million (US $54.9 million), resulting in an EBITDA margin of 6.2%. This compares to EBITDA of NIS 287 million in the first nine months of 2002, with an EBITDA margin of 6.9%.

Comments of Management
Commenting on the results, Yoram Dar, Blue Square’s President and Chief Executive Officer, said, “We are proud that our focus on efficiency has delivered a quarterly rise in operating income and operating margins despite today’s extremely difficult business environment. With average wage, consumption per capita, and other economic metrics continuing to deteriorate, we have found it necessary to intensify our cost-cutting program. We are therefore taking the painful step of dismissing 250 employees from headquarters, branches, and the Logistics Center, and closing additional unprofitable stores.

“Nonetheless, the third quarter was a fruitful period of strategic progress for Blue Square. We will soon be finalizing the details of a new three-to-five year work plan which will return us to growth, expand our market share, and assure our long-term leadership of Israel’s retail food market. Focused on expansion, we will be taking advantage of synergies between Blue Square and other Alon Group companies, such as our recently-launched co-operation programs with Alon gas stations and Segafredo coffee shops. We will also be streamlining our brand strategies, increasing our focus on MEGA, and expanding our Non-Food activities. We are confident this plan will help us maximize our performance in the current environment, and position us to flourish when the market recovers.”

Also, the Company announced that the conversion ratio of the NIS 200 million in principal amount of debentures issued by the Company in August 2003 has been adjusted due to the dividend paid to the shareholders of the Company in the third quarter of 2003. Following the adjustment, each NIS 41.8 par value of the convertible debentures are convertible into one ordinary share of the Company.

The Company will hold teleconferences in both Hebrew and English today, November 20, 2003, during which the Company’s senior management will review and discuss the results. The Hebrew conference call will be held at 15:00 Israel time (8:00 AM New York time). The access numbers are 03-918-0610 in Israel, or +972-3-918-0610 from outside of Israel. The English conference call will be held at 10:00 AM New York time (17:00 in Israel). The access number from the US or Canada is 888-273-9890, while the access number from outside the US and Canada is 612-332-0634.

Taped replays of all teleconferences will be available after the call. To access the replay of the Hebrew teleconference, please call 03-925-5910 in Israel, or +972-3-925-5910 from outside of Israel, until midnight, November 22nd. To access the replay of the English teleconferences, please call 800-475-6701 from the US or Canada, and 320-365-3844 from outside the US and Canada, until midnight, November 26th, and mention the access code 705366.

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 163 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s Annual Report on Form 20-F and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

(a)	In accordance with applicable Israeli accounting principles, the Company maintains its accounts and presents its financial statements in New Israeli Shekels adjusted for changes in the Israeli consumer price index (“CPI”) through the latest balance sheet date (“Adjusted CPI”). For the three months ended September 30, 2003, the Israeli CPI decreased by 1.0%, while for the three months ended September 30, 2002, the CPI increased by 0.65%. For the nine months ended September 30, 2003, the Israeli CPI decreased by 1.5%, while for the nine months ended September 30, 2002, the CPI increased by 6.99%.

(b)	The convenience translation of the Adjusted New Israeli Shekel (NIS) into US dollars was made at the rate of exchange prevailing at September 30, 2003: US $1.00 equals NIS 4.441. The translation was made solely for the convenience of the reader.

BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS
In Adjusted NIS of September 2003

	December 31	September 30			Convenience translation September 30
	2002 NIS	2002 NIS		2003 NIS	2003 U.S.$
	(Audited)	(Unaudited)			(Unaudited)
	In thousands

ASSETS

CURRENT ASSETS
Cash and cash equivalents	13,761		132,678	128,979	29,043
Trade receivables	519,590		542,015	550,762	124,018
Other accounts receivable	97,002		192,298	282,576	63,629
Inventories	331,601		322,741	300,587	67,684

	961,954		1,189,732	1,262,904	284,374

INVESTMENTS IN INVESTEE COMPANIES	2,913		4,299	3,646	821

FIXED ASSETS, NET	(*) 2,172,101	(*)	2,274,421	2,097,077	472,208

INTANGIBLE ASSETS AND
DEFERRED CHARGES, NET	(*) 108,426	(*)	96,487	132,481	29,831

	3,245,394		3,564,939	3,496,108	787,234

(*) Reclassified

BLUE SQUARE — ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS
In Adjusted NIS of September 2003

	December 31	September 30		Convenience translation September 30
	2002 NIS	2002 NIS	2003 NIS	2003 U.S.$
	(Audited)	(Unaudited)		(Unaudited)
	In thousands

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Short-term credit from banks	319,672	226,649	263,674	59,373

Trade payables	718,952	789,132	798,937	179,900

Other payables and accrued expenses	313,028	426,076	533,383	120,104

	1,351,652	1,441,857	1,595,994	359,377

LONG-TERM LIABILITIES

Long-term loans from banks	356,712	401,393	283,128	63,753

Debentures	-	-	200,000	45,035

Convertible debentures	-	-	200,000	45,035

Deferred taxes	15,920	30,589	15,164	3,415

Accrued severance pay	23,759	24,300	27,088	6,100

	396,391	456,282	725,380	163,338

MINORITY INTEREST	152,690	157,603	155,833	35,089

SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 100,000,000 shares; Issued and
outstanding: 38,400,000 shares	52,325	52,325	52,325	11,782
Additional paid-in capital	743,910	743,910	743,910	167,510
Retained earnings:	548,426	712,962	222,666	50,138

	1,344,661	1,509,197	1,018,901	229,430

	3,245,394	3,564,939	3,496,108	787,234

BLUE SQUARE — ISRAEL LTD.
CONSOLIDATED STATEMENTS OF INCOME
In Adjusted NIS of September 2003

	For the year ended December 31	For the nine months ended September 30			For the three months ended September 30			Convenience translation for the three months ended Sept. 30
	2002 NIS	2002 NIS		2003 NIS	2002 NIS		2003 NIS	2003 U.S.$
	(Audited)	(Unaudited)						(Unaudited)
	In thousands (except share and per share data)

Sales	5,465,628		4,159,276	3,890,286		1,379,315	1,344,484	302,744

Cost of sales	3,990,195	(*)	3,040,028	2,854,563	(*)	1,005,369	985,716	221,958

Gross profit	1,475,433		1,119,248	1,035,723		373,946	358,768	80,786

Selling, general, and
administrative expenses	1,255,560	(*)	944,768	896,963	(*)	318,883	302,073	68,019

Operating income	219,873		174,480	138,760		55,063	56,695	12,767

Financing income (expenses), net	15,964		28,597	(32,884)		(2,001)	(14,094)	(3,174)

	235,837		203,077	105,876		53,062	42,601	9,593

Amortization of goodwill	5,298		3,971	3,971		1,263	1,263	284

Other expenses, net	174,686		7,843	134,486		2,723	63,963	14,403

Income (loss) before taxes
on income	55,853		191,263	(32,581)		49,076	(22,625)	(5,094)

Taxes on income (tax benefit)	42,242		74,607	(8,540)		20,300	(6,650)	(1,497)

Income (loss) after taxes
on income	13,611		116,656	(24,041)		28,776	(15,975)	(3,597)

Equity in net earnings
(losses) of affiliates	(365)		(635)	321		(548)	254	57

Minority interest	(5,977)		(11,015)	(5,815)		(3,393)	(1,442)	(325)

Net income (loss)	7,269		105,006	(29,535)		24,835	(17,163)	(3,865)

Earnings (loss) per
Ordinary Share or ADS	0.19		2.73	(0.77)		0.65	(0.45)	(0.10)

Weighted average number of
shares or ADS outstanding
during the period	38,400,000		38,400,000	38,400,000		38,400,000	38,400,000	38,400,000

(*)Reclassified.

BLUE SQUARE – ISRAEL LTD.
SELECTED OPERATING DATA
In Adjusted NIS of September 2003

	For the nine months ended September 30		For the three months ended September 30		Convenience translation for the three months ended Sept. 30
	2003 NIS	2002 NIS	2003 NIS	2002 NIS	2003 U.S.$
	(Unaudited)		(Unaudited)		(Unaudited)

Sales (in millions)	3,890	4,159	1,344	1,379	303

Operating income (in millions)	139	174	57	55	13

Number of stores at end of period	163	174	163	174	NA
Stores opened during the period	5	8	4	4	NA
Stores closed during the period	15	5	3	3	NA

Total square meters at end of period	295,700	284,400	295,700	284,400	NA
Square meters added (closed)
during the period, net	3,100	5,300	13,900	3,800	NA

Same store sales	(12.4%)	(10.7%)	(9.9%)	(13.5%)	NA

Sales per square meter (in thousands)	13,553	14,891	4,613	4,862	1,039

Sales per employee (in thousands)	565	557	191	181	43

EBITDA, excluding non-recurring
expenses (in millions)	244	287	93	93	21

EBITDA margin	6.2%	6.9%	6.9%	6.7%	NA